SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          -----------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                          (Amendment No. ______)(1)

                              FiNET.COM, INC.
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
                       (Title of Class of Securities)

                                   317922
                               (CUSIP Number)


                                  Luis Vaz
                    Banco Espirito Santo de Investimento
              Rua Tierno Galvan, Torre 3 (Amoreiras), 14 Andar
                              Lisbon 1099-028
                                  Portugal
                             011-35-11-380-8675
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               June 29, 1999
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subse quent amendment containing information which would alter disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 317922
-----------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Banco Espirito Santo de Investimento, S.A.
      IRS 501-385-932
-----------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  ____
                                                            (b)    x
-----------------------------------------------------------------------------
3.    SEC USE ONLY

-----------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                      -----
-----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Lisbon, Portugal
-----------------------------------------------------------------------------
NUMBER OF SHARES           7.  SOLE VOTING POWER
BENEFICIALLY OWNED                 2,736,076 shares and 1,949,867
BY EACH REPORTING                  shares subject to
PERSON WITH                        exercise of a warrant
                           --------------------------------------------------
                           8.  SHARED VOTING POWER

                           --------------------------------------------------
                           9.  SOLE DISPOSITIVE POWER
                                   2,736,076 shares and 1,949,867
                                   shares subject to
                                   exercise of a warrant
                           -------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
            2,736,076 shares and 1,949,867 shares subject to exercise
            of a warrant
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.19%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            BK
-----------------------------------------------------------------------------



CUSIP No. 317922
-----------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Banco Espirito Santo e Comercial de Lisboa, S.A.
      IRS 500-852-367
-----------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)    x
-----------------------------------------------------------------------------
3.    SEC USE ONLY

-----------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            W.C.
-----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                          -----
-----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Lisbon, Portugal
-----------------------------------------------------------------------------
NUMBER OF SHARES           7.  SOLE VOTING POWER
BENEFICIALLY OWNED                2,442,159 shares
BY EACH REPORTING          --------------------------------------------------
PERSON WITH                8.  SHARED VOTING POWER

                           --------------------------------------------------
                           9.  SOLE DISPOSITIVE POWER
                                   2,442,159 shares
                           -------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
                  2,442,159 shares
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.7%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            BK
-----------------------------------------------------------------------------



CUSIP No. 317922
-----------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ESAF - Espirito Santo Fundos de Pensoes, S.A.
      IRS 502-253-169
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  ____
                                                            (b)    x
-----------------------------------------------------------------------------
3.    SEC USE ONLY

-----------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            OO
-----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                           -----
-----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Lisbon, Portugal
-----------------------------------------------------------------------------
NUMBER OF SHARES           7.  SOLE VOTING POWER
BENEFICIALLY OWNED                 2,666,666 shares
BY EACH REPORTING          --------------------------------------------------
PERSON WITH                8. SHARED VOTING POWER

                           --------------------------------------------------
                           9. SOLE DISPOSITIVE POWER
                                   2,666,666 shares
                           -------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
            2,666,666 shares
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.95%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            EP
-----------------------------------------------------------------------------



CUSIP No. 317922
-----------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Espirito Santo Dealer, S.A.
      IRS 502-271-604
-----------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) _____
                                                            (b)    x

-----------------------------------------------------------------------------
3.    SEC USE ONLY

-----------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            OO
-----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                        -----
-----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Lisbon, Portugal
-----------------------------------------------------------------------------
NUMBER OF SHARES           7.  SOLE VOTING POWER
BENEFICIALLY OWNED                 59,944
BY EACH REPORTING          --------------------------------------------------
PERSON WITH                8.  SHARED VOTING POWER
                                     0
                           --------------------------------------------------
                           9. SOLE DISPOSITIVE POWER
                                   59,944
                           --------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                   0
-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
                  871,893
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.97%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            BD
-----------------------------------------------------------------------------




CUSIP No. 317922
-----------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Espirito Santo Financial Group, S.A.
      R.C.B. Nr. 22-232
-----------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ____
                                                            (b)    x
-----------------------------------------------------------------------------
3.    SEC USE ONLY

-----------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                           -----
-----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION 231Val des Bons Malades,
      L-2121 Luxembourg
-----------------------------------------------------------------------------
NUMBER OF SHARES           7.  SOLE VOTING POWER
BENEFICIALLY OWNED                 514,139 shares
BY EACH REPORTING          --------------------------------------------------
PERSON WITH                8. SHARED VOTING POWER

                           --------------------------------------------------
                           9. SOLE DISPOSITIVE POWER
                                   514,139 shares
                           --------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
            514,139 shares
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.57%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            HC
-----------------------------------------------------------------------------




PRELIMINARY NOTE

      This Statement on Schedule 13D (the "Schedule 13D") is being filed because the filing persons may be deemed to be members of a group comprised of Banco Espirito Santo de Investimento, S.A., Banco Espirito Santo e Comercial de Lisboa, S.A., ESAF - Espirito Santo Fundos de Pensoes, S.A., Espirito Santo Dealer, S.A. and Espirito Santo Financial Group, S.A., which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the outstanding shares of common stock , $0.01 par value (the "Common Stock"), of FiNET.COM, INC. ("FINET"). Although there is no agreement, or understanding concerning the exercise of voting power, plans to change FINET's management or something similar, there is an informal and non-enforceable understanding between the reporting persons to maintain shares representing approximately 3% of FINET's share capital. However, the filing of this Schedule 13D should not be deemed an admission that Banco Espirito Santo de Investimento, S.A., Banco Espirito Santo e Comercial de Lisboa, S.A., ESAF - Espirito Santo Fundos de Pensoes, S.A., Espirito Santo Dealer, S.A. and Espirito Santo Financial Group, S.A. comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

ITEM 1.  SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to the Common Stock of FINET, which, to the best knowledge of the persons filling out this Schedule 13D, is a company organized under the laws of Delaware with its principal place of business located at 3021 Citrus Circle, Walnut Creek, California 94598.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) The persons filing this Schedule 13D are (i) Banco Espirito Santo de Investimento, S.A., (ii) Banco Espirito Santo e Comercial de Lisboa, S.A., (iii) ESAF - Espirito Santo Fundos de Pensoes, S.A., (iv) Espirito Santo Dealer, S.A. and (v) Espirito Santo Financial Group, S.A. (the "Reporting Persons"). Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement by and among the Reporting Persons that this Schedule 13D is filed on behalf of each of them. The filing of this
Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act.

      This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by Espirito Santo Dealer. Espirito Santo Dealer acquired 59,944 shares of the Common Stock for itself. Espirito Santo Dealer's remaining shares (811,949) are held in the accounts of its clients, with respect to which Espirito Santo Dealer has no investment discretion and no voting power.

      The Common Stock acquired by ESAF - Espirito Santo Fundos de Pensoes, S.A. are beneficially owned by ESAF-Espirito Santo Fundos de Pensoes, S.A., although, under Portuguese law, the assets of a pension fund are owned by the beneficiaries of the fund.

      The Reporting Persons identified below have the following relationships:

      1. Banco Espirito Santo e Comercial de Lisboa, S.A. owns 48% of Banco Espirito Santo de Investimento, SA;

      2. Banco Espirito Santo e Comercial de Lisboa and BES Investimento owns, respectively, approximately 57% and 43% of Espirito Santo Dealer;

      3. Espirito Santo Financial Group controls in the aggregate 90% of Espirito Santo Financial Portugal via direct as well as indirect ownership. Santo Financial Portugal owns 40% of BESPAR which is a shareholder of 43% of the share capital of Banco Espirito Santo e Comercial de Lisboa. In addition, Espirito Santo Financial Group owns directly 18% of BESPAR;

      4. Banco Espirito Santo e Comercial de Lisboa, S.A. owns 65% of ESAF - Espirito Santo Activos Financeiros, S.A. which owns all of ESAF - Espirito Santo Fundos de Pensoes, S.A.

      The information specified in (b) through (f) of this item is set forth below as follows:

      A.    BANCO ESPIRITO SANTO DE INVESTIMENTO, S.A.

Place of its organization: Lisbon, Portugal;
Principal business: investment banking;
Address: Rua Tierno Galvan, Torre 3, 14 andar, Lisboa, Portugal; Information required by (d) and (e) of this Item: Banco Espirito Santo de Investimento, S.A. has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

 Board of directors:

 -    Ricardo Espirito Santo Silva Salgado (President) (Portuguese
         Citizenship);
 - Manuel Antonio Ribeiro Serzedelo de Almeida - Chief and Executive Officer ( Portuguese Citizenship);
 -    Jose Maria Espirito Santo Silva Ricciardi (Portuguese Citizenship);
 -    Christian Georges Jacques Minzolini (French Citizenship);
 -    Rafael Caldeira de Castel-Branco Valverde (Portuguese Citizenship);
 -    Antonio Carlos Romeiras Lemos (Portuguese Citizenship);
 -    Diogo Luis Ramos de Abreu (Portuguese Citizenship);
 -    Francisco Ravara Cary  (Portuguese Citizenship);
 -    Manuel Antonio Gomes de Almeida Pinho (Portuguese Citizenship);
 -    Carlos Pulido Valente Monjardino (Portuguese Citizenship);
 -    Bernardo Ernesto Simoes Moniz da Maia (Portuguese Citizenship);
 -    Duarto Jose Borges Coutinho Espirito Santo Silva (Portuguese
        Citizenship);
 -    Antonio Espirito Santo Silva Salgado (Portuguese Citzenship);
 -    Bernard M. Basecqz;
 -    Ulrich Grete;
 -    Manuel de Magalhaes Villas -Boas (Portuguese Citizenship).


Note: (i) all members of the board of directors have a business address located at Banco Espirito Santo de Investimento, Rua Tierno Galvan, Torre
3, 14 andar, Lisboa, Portugal; (ii) each member's present principal occupation is serving as member of the board of directors of "Espirito
Santo Group"'s companies, with the exception of: Carlos Pulido Valente Monjardino whose business address is Rua do Salitre, nr. 66, Lisboa, where he is chairman of Fundacao Oriente; Bernardo Ernesto Simoes Moniz da Maia, whose business address is Rua Martens Ferrao, nr. 66, Lisboa, where he is chairman of Sogema, SGPS, S.A.; Bernard M. Basecqz whose business address is 43, Boulevard Royal L - 2955 Luxembourg, where he is member of the board of Kredietbank Luxembourg; and Ulrich Grete whose business address is Bahnhofstrasse, 45, CH- 8021, Zurich where he is a member of the board of "Union Bank of Switzerland"'s companies; and (iii) no member of the board of directors has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Executive Officers:

 -    Manuel Antonio Ribeiro Serzedelo de Almeida - Chief and Executive
      Officer
 -    Jose Maria Espirito Santo Silva Ricciardi;
 -    Christian Georges Jacques Minzolini;
 -    Rafael Caldeira de Castel-Branco Valverde;
 -    Antonio Carlos Romeiras Lemos;
 -    Diogo Luis Ramos de Abreu;
 -    Francisco Ravara Cary;

Note: (i) all officers have a business address located at Banco Espirito Santo de Investimento, Rua Tierno Galvan, Torre 3, 14 andar, Lisboa, Portugal; (ii) each officer's present principal occupation is serving as officer of Banco Espirito Santo de Investimento, S.A.; and (iii) no officer has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      B.    BANCO ESPIRITO SANTO E COMERCIAL DE LISBOA, S.A.

Place of its organization: Lisbon, Portugal;
Principal business: commercial bank;
Address: Avenida da Liberdade, nr. 195, 1250 -142 Lisboa, Portugal; Information required by (d) and (e) of this Item: Banco Espirito Santo e Comercial de Lisboa, S.A. has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

 Board of Directors

 -    Antonio Luis Roquette Ricciardi (President)
 - Ricardo Espirito Santo Silva Salgado - Chief and Executive Officer (Portuguese Citizenship);
 -    Marc-Antoine Marie Hugues Autheman (French Citizenship)
 -    Mario Mosqueira do Amaral (Portuguese Citizenship);
 -    Jose Manuel Pinheiro Espirito Santo Silva (Portuguese Citizenship);
 -    Mario Martins Adegas (Portguguese Citizenship)
 -    Patrick Henri Marie Marty-Ane (French Citizenship);
 -    Antonio Jose Baptista do Souto (Portuguese Citizenship);
 -    Jorge Alberto Carvalho Martins (Portuguese Citizenship);
 -    Manuel Antonio Gomes de Almeida Pinho (Portuguese Citizenship);
 -    Yves Henry Camille Barsalou (French Citizenship);
 -    Anibal da Costa Reis de Oliveira (Portuguese Citizenship);
 -    Jose Manuel Ferreira Neto (Portuguese Citizenship);
 -    Manuel de Magalhaes Villas-Boas (Portuguese Citizenship);
 -    Manuel Fernando Moniz Galvao Espirito Santo Silva (Portuguese
      Citizenship);
 -    Jackson Behr Gilbert (US Citizenship);
 -    Pedro de Mendonca Queiros Pereira (Portuguese Citizenship);
 -    Jean-Luc Marie Perron (French Citizenship);
 -    Manuel Antonio Ribeiro Serzedelo de Almeida (Portuguese Citizenship);
 -    Jose Maria Espirito Santo Silva Ricciardi (Portuguese Citizenship);

Note: (i) all members of the board of directors have a business address located at Banco Espirito Santo e Comercial de Lisboa, S.A., Avenida da Liberdade, nr. 195, 1250 -142 Lisboa, Portugal; (ii) each member's present principal occupation is serving as member of the board of directors of "Banco Espirito Santo"'s companies, with the exception of: Pedro de Mendonca Queiro's Pereira, a member of the board of Cimianto-Gestao de
Participacoes, SGPS, S.A. whose business address is Av. Fontes Pereira de Melo, nr. 14, 10th Floor, Lisbon, Yves Henry Camille Barsalou and Jean-Luc Marie Perron, members of the board of Caisse National de Credit Agricole, whose professional address is 91, Boulevard Pasteur, 615015 Paris, Marc-Antoine Marie Hughes Autheman , a member of the board of Credit Agricole Indosuez, whose professional address is 9, Quai du President Paul Doumer, F 92400, Courbevoie, 92920 Paris, Paris-la-Defense, Franca and Anibal da
Costa Reis de Oliveira, a member of the board of Fabrica Textil Riopele, S.A., Pousada de Saramagos, 4760 Vila Nova de Famalicao; and (iii) no member of the board of directors has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

 Executive Officers

 - Ricardo Espirito Santo Silva Salgado-Chief and Executive Officer (Portuguese Citizenship);
 -    Mario Mosqueira do Amaral (Portuguese Citizenship);
 -    Jose Manuel Pinheiro Espirito Santo Silva (Portuguese Citizenship);
 -    Mario Martins Adegas (Portuguese Citizenship);
 -    Patrick Henri Marie Marty-Ane (French Citizenship);
 -    Antonio Jose Baptista do Souto (Portuguese Citizenship);
 -    Jorge Alberto Carvalho Martins (Portuguese Citizenship);
 -    Manuel Antonio Gomes de Almeida Pinho (Portuguese Citizenship);

Note: (i) all officers have a business address located at Banco Espirito Santo e Comercial de Lisboa, S.A., Avenida da Liberdade, nr. 195, 1250
-142 Lisboa, Portugal; (ii) each officer's present principal occupation is serving as officer of Banco Espirito Santo e Comercial de Lisboa, S.A.; and
(iii) no officer has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      C. ESAF - ESPIRITO SANTO FUNDOS DE PENSOES, S.A.

Place of its organization: Lisbon, Portugal;
Principal business: fund management;
Address: Avenida Alvares Cabral, nr. 41, Lisboa, Portugal;
Information required by (d) and (e) of this Item: ESAF - Espirito Santo Fundos de Pensoes, S.A. has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Board of directors:
Julio Andre - Chairman (Portuguese Citizenship);
Mario Jorge Patricio Tome (Portuguese Citizenship);
Carlos dos Santos Moita (Portuguese Citizenship);
Domingos Roque de Pinho (Portuguese Citizenship);
Jorge da Vargas Bulcao (Portuguese Citizenship).

Note: (i) all members of the board of directors have a business address located at ESAF - Espirito Santo Fundos de Pensoes, S.A., Avenida Alvares Cabral, nr. 41, Lisboa, Portugal; (ii) each member's present principal occupation is serving as member of the board of directors; and (iii) no member of the board of directors has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      D.    ESPIRITO SANTO DEALER, S.A.

Place of its organization: Lisbon, Portugal;
Principal business: stock brokerage;
Address: Rua Tierno Galvan, Torre 3, 11 andar, Lisboa, Portugal; Information required by (d) and (e) of this Item: ESPIRITO SANTO DEALER, S.A. has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Board of directors:
Jorge Manuel Torres Pereira Ramos (Portuguese Citizenship);
Jose Manuel Vieira Afonso Freire (Portuguese Citizenship);
Luis Leitao Ricciardi (Portuguese Citizenship).

Note: (i) all members of the board of directors have a business address located at Espirito Santo Dealer, S.A.,Rua Tierno Galvan, Torre 3, 11 andar, Lisboa, Portugal; (ii) each member's present principal occupation is serving as member of the board of directors; and (iii) no member of the board of directors has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      E.     ESPIRITO SANTO FINANCIAL GROUP, S.A.

Place of its organization: Luxembourg;
Principal business: holding company for financial and insurance business;
Address: 231 Val des Bons Malades, L - 2121 Luxembourg-Kirchberg; Information required by (d) and (e) of this Item: ESPIRITO SANTO FINANCIAL GROUP, S.A. has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Board of directors:
Ricardo Espirito Santo Silva Salgado (Portuguese Citizenship);
Jose Manuel Pinheiro Espirito Santo Silva (Portuguese Citizenship);
Antonio Luis Roquette Ricciardi (Portuguese Citizenship);
Manuel Fernando Moniz Galvao Espirito Santo Silva (Portuguese Citizenship); Mario Mosqueira do Amaral (Portuguese Citizenship);
Manuel de Magalhaes Villas-Boas (Portuguese Citizenship);
Jackson Behr Gilbert (U.S. Citizenship);
Tiberto Ruy Brandolini d`Adda (Italian Citizenship);
Patrick Monteiro de Barros (French Citizenship);
Augusto de Athayde Soares de Albergaria (Portuguese Citizenship);
Rui Barros Costa (Portuguese Citizenship).

Note: (i) all members of the board of directors have a business address located at Espirito Santo Financial Group, S.A. 231 Val des Bons Malades, L
- 2121 Luxembourg-Kirchberg; (ii) each member's present principal occupation is serving as member of the board of directors of Espirito Santo Financial Group, S.A.'s companies, with the exception of Mr. Patrick Monteiro de Barros whose business address is 33 Queens Street, London EC4R 1 ES, United Kingdom, where he is Chairman of Argus Resources (UK) Limited and Mr. Tiberto Ruy Brandolini d'Adda whose business address is 19 Avenue Montaigne 75008 Paris, France, where he is Chief Executive Officer of Exor, S.A. and (iii) none of the Espirito Santo Financial Group, S.A.'s directors has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      A. Banco Espirito Santo de Investimento, S.A. used $8,450,000 USD to acquire the shares of FINET's Common Stock it now holds. All funds were provided from working capital.

      B. Banco Espirito Santo e Comercial de Lisboa, S.A. used $9,500,000 USD to acquire the shares of FINET's Common Stock it now holds. All funds were provided from working capital.

      C. ESAF - Espirito Santo Fundos de Pensoes, S.A. used funds received from the members of the pension funds managed by it in the amount of $4,890,000 USD to acquire the shares of FINET's Common Stock it now holds.

      D. Espirito Santo Dealer, S.A. used $649,998 USD to acquire the shares of FINET's Common Stock it now holds. Funds were received from its clients for the shares acquired on their behalf. Funds were provided from working capital for shares acquired for Espirito Santo Dealer, S.A.

      E. Espirito Santo Financial Group, S.A. used $2,000,000 USD to acquire the shares of FINET's Common Stock it now holds. All funds were provided from working capital.

      No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION.

            Each of the Reporting Persons has acquired the shares of Common Stock owned by it for investment purposes only. There are no plans or proposals which the Reporting Persons may have which relate to or would result in any of the occurrences enumerated in the instructions to Item 4 of Schedule 13D, except that the Reporting persons may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Currently, it is the intention of the Reporting Persons to sell a portion of the securities during the next twelve (12) months, and maintain approximately 3% of the outstanding shares of FINET.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      A.    BANCO ESPIRITO SANTO DE INVESTIMENTO, S.A.

            (a) As of the date hereof, Banco Espirito Santo de Investimento, S.A. may be deemed to be the beneficial owner of 2,736,076 shares of Common Stock, which constitutes 3.03% of the 90,300,000 shares of Common Stock which Banco Espirito Santo de Investimento, S.A. believes to be the total number of shares of Common Stock outstanding. In addition it is the beneficial owner of a warrant, which is exercisable immediately, and for which 1,949,867 shares of Common Stock are issuable. The shares issuable upon the exercise of the warrant constitute 2.16% of the 90,300,000 shares of Common Stock which Banco Espirito Santo de Investimento, S.A. believes to be the total number of shares of Common Stock outstanding.

            (b) Banco Espirito Santo de Investimento, S.A. has sole voting power and sole dispositive power over 2,736,076 shares of Common Stock that it currently holds and sole voting power and sole dispositive power of all 1,949,867 shares of Common Stock that are issuable upon the exercise of the warrant.

            (c) On June 29, 1999, Banco Espirito Santo de Investimento, S.A. sold 1,000,000 shares to ESAF - Espirito Santo Fundos de Pensoes, S.A. The price of the sale was $3.89 USD per share and the transaction was effected pursuant to a contract of purchase of shares executed on June 28, 1999 in Lisbon, Portugal, and governed by Portuguese law. The numbers of shares described above already take into account this transaction. Other transactions in Common Stock effected by Banco Espirito Santo de Investimento, S.A. during the sixty-day period ended as of the date hereof are set forth below:

----------------------------------------------------------------------------
       Date          No. of Shares     No. of Shares    Price Per Share
                       Purchased           Sold
----------------------------------------------------------------------------
     6-29-99          2,069,409           --               $3.89
----------------------------------------------------------------------------

            (d)   Not applicable.

            (e)   Not applicable.

      B.    BANCO ESPIRITO SANTO E COMERCIAL DE LISBOA, S.A.

            (a) As of the date hereof, Banco Espirito Santo e Comercial de Lisboa, S.A. may be deemed to be the beneficial owner of 2,442,159 shares of Common Stock, which constitutes 2.7% of the 90,300,000 shares of Common Stock which Banco Espirito Santo e Comercial de Lisboa, S.A. believes to be the total number of shares of Common Stock outstanding.

            (b) Banco Espirito Santo e Comercial de Lisboa, S.A. has sole voting power and sole dispositive power over all 2,442,159 shares of Common Stock.

            (c) During the past 60 days, Banco Espirito Santo e Comercial de Lisboa, S.A. has not engaged in any transactions with respect to the Common Stock, except as set forth below:

----------------------------------------------------------------------------
       Date          No. of Shares     No. of Shares    Price Per Share
                       Purchased           Sold
----------------------------------------------------------------------------
    6-29-99           2,442,159            --             $3.89
----------------------------------------------------------------------------

            (d)   Not applicable.

            (e)   Not applicable.

      C. ESAF - ESPIRITO SANTO FUNDOS DE PENSOES, S.A.

            (a) As of the date hereof, ESAF - Espirito Santo Fundos de Pensoes, S.A. could be deemed to be the beneficial owner of 2,666,666 shares of Common Stock, which constitutes 2.95% of the 90,300,000 shares of Common Stock which ESAF - Espirito Santo Fundos de Pensoes, S.A. believes to be the total number of shares of Common Stock outstanding. The Common Stock is held in the accounts of the fund's beneficiaries.

            (b) ESAF - Espirito Santo Fundos de Pensoes, S.A. has sole voting power and sole dispositive power over all 2,666,666 shares of Common Stock.

            (c) On June 29, 1999, ESAF - Espirito Santo Fundos de Pensoes, S.A. purchased 1,000,000 shares from Banco Espirito Santo de Investimento, S.A. The price of the sale was $3.89 USD per share and the transaction was effected pursuant to a contract of purchase of shares executed on June 28, 1999 in Lisbon, Portugal, and governed by Portuguese law. The numbers of shares described above already take into account this transaction. There were no other transactions in Common Stock effected by ESAF - Espirito Santo Fundos de Pensoes, S.A. during the sixty-day period ended as of the date hereof.

            (d)  Not applicable.

            (e)  Not applicable.

      D.    ESPIRITO SANTO DEALER, S.A.

            (a) Espirito Santo Dealer, S.A. disclaims that it is the beneficial owner of any of the shares of FINET's Common Stock held on behalf of its clients. As of the date hereof, Espirito Santo Dealer, S.A. could be deemed to be the beneficial owner of 871,893 shares of Common Stock (811,949 shares of Common Stock held on behalf of its clients and 59,944 shares of Common Stock held for its own account), which constitutes 0.97% of the 90,300,000 shares of Common Stock which Espirito Santo Dealer, S.A. believes to be the total number of shares of Common Stock outstanding. The shares of Common Stock held on behalf of its clients is held in client accounts and nothing contained herein shall be construed as an admission that Espirito Santo Dealer, S.A. is the beneficial owner of any of the Common Stock held on behalf of the clients.

            (b) Espirito Santo Dealer, S.A. has sole voting power and sole dispositive power over 59,944 shares of Common Stock.

            (c) During the past 60 days, Espirito Santo Dealer, S.A. has not engaged in any transactions with respect to the Common Stock, except as set forth below:

----------------------------------------------------------------------------
       Date          No. of Shares     No. of Shares    Price Per Share
                       Purchased           Sold
----------------------------------------------------------------------------
      6-29-99          38,560*            --               $3.89
----------------------------------------------------------------------------
*  On behalf of its clients.

            (d)  Not applicable.

            (e)  Not applicable.

      E.    ESPIRITO SANTO FINANCIAL GROUP, S.A.

            (a) As of the date hereof, Espirito Santo Financial Group, S.A. may be deemed to be the beneficial owner of 514,139 shares of Common
Stock, which constitutes 0.57% of the 90,300,000 shares of Common Stock which Espirito Santo Financial Group, S.A. believes to be the total number of shares of Common Stock outstanding.

            (b) Espirito Santo Financial Group, S.A. has sole voting power and sole dispositive power over all 514,139 shares of Common Stock.

            (c) During the past 60 days, Espirito Santo Financial Group, S.A. has not engaged in any transactions with respect to the Common Stock, except as set forth below:

----------------------------------------------------------------------------
       Date          No. of Shares     No. of Shares    Price Per Share
                       Purchased           Sold
----------------------------------------------------------------------------
     6-29-99          514,139            --                $3.89
----------------------------------------------------------------------------

            (d)  Not applicable.

            (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

      There is an informal and non-enforceable understanding between the Reporting Persons to maintain shares representing approximately 3% of FINET's outstanding shares. This understanding is not in writing and there are no other documents to support or confirm it. Except as otherwise described, none of the Reporting Persons, nor any other person named in
Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 - Agreement pursuant to Rule 13d-1(k)(1)(iii).



                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.



July 8, 1999                        BANCO ESPIRITO SANTO DE INVESTIMENTO,
                                    S.A.


                                    By /s/ Diogo Abreu
                                       ---------------------------------
                                       Name:  Diogo Abreu
                                       Title: Managing Director




                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.



July 8, 1999                        BANCO ESPIRITO SANTO E COMERCIAL
                                    DE LISBOA, S.A.


                                    By /s/ Fernando Quintais Lopes
                                       ---------------------------------
                                       Name:  Fernando Quintais Lopes
                                       Title: Secretary



                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.



July 8, 1999                        ESAF - ESPIRITO SANTO FUNDOS DE
                                    PENSOES, S.A


                                    By /s/ Rui Vilas
                                       ---------------------------------
                                        Name:  Rui Vilas
                                        Title: Head of Investments



                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.



July 8, 1999                        ESPIRITO SANTO DEALER, S.A.


                                    By /s/ Jose Freire
                                       ---------------------------------
                                       Name:  Jose Freire
                                       Title: Member of the Board
                                                of Directors



                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.



July 8, 1999                        ESPIRITO SANTO FINANCIAL GROUP, S.A.


                                    By /s/ Augusto De Athayde
                                       ---------------------------------
                                       Name:  Augusto De Athayde
                                       Title: Director/Member of the
                                                 Board of Directors